[COMPANY LETTERHEAD]

July 29, 2010

Mr. Kevin Woody
Mr. Robert Telewicz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR AND BY HAND

Re:                               iStar Financial Inc.
Form 10-K for the year ended December 31, 2009
Filed March 1, 2010

File No. 1-15371

Dear Mr. Woody:

On behalf of iStar Financial Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 15, 2010 (the “July 15 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”).  The responses to the Staff’s comments are set out in the order in which the comments were set out in the July 15 Letter and are numbered accordingly.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risk Management, page 39

1.               Please revise your disclosure to include more detailed information of how you determine the general loan loss reserve.  Specifically, disclose how loans with similar characteristics are grouped to be evaluated for loan collectability (e.g., loan type, past-due status, and risk); how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and descriptions of qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements.  Also, please explain in detail the period-to-period changes in your general allowance.  Specifically, discuss the specific facts and circumstances related to the decrease during the fiscal year ended December 31, 2009 and the underlying credit performance of your non-impaired loans during this period.

Response:

In determining its general loan loss reserve for financial statement purposes, the Company employs a methodology that segments all performing loans by risk characteristics into risk rating categories and utilizes historical loss rates adjusted for changing economic conditions over time to calculate the loan loss reserve.  To address the Staff’s comment, in future filings the Company will include the following enhanced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Management”:

The formula-based general reserve is derived from estimated principal default probabilities and loss severities applied to groups of loans based upon risk ratings assigned to loans with similar risk characteristics during our quarterly loan portfolio assessment.  During this assessment we perform a comprehensive analysis of our loan portfolio and assign risk ratings to loans that incorporate management’s current judgments about their credit quality based on all known relevant internal and external factors that may affect collectability.  We consider, among other things, payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographical location as well as national and regional economic factors.  This methodology results in loans being segmented by risk classification into risk rating categories that are associated with estimated probabilities of default and principal loss.  We estimate loss rates based on historical realized losses experienced within our portfolio and take into account current economic conditions affecting the commercial real estate market when establishing appropriate time frames to evaluate loss experience.

The general reserve was $174.9 million or 3.4% of performing loans as of December 31, 2009, compared to $177.2 million or 1.9% of performing loans at December 31, 2008.  The decrease in the general reserve balance resulted from the decrease in the population of performing loans outstanding from $9.1 billion to $5.1 billion, offset in part by a deterioration in the weighted average risk ratings of performing loans outstanding during that same period.  The increase in the weighted average risk ratings resulted from a deterioration in credit quality across the performing loan portfolio based upon weak economic conditions and adverse financing markets affecting the overall commercial real estate market and caused the general reserve as a percentage of outstanding performing loans to increase  year over year.

Financial Statements

Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies

Reserve for loans losses, page 66

2.               Please revise your disclosure to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and how you measure the associated impairment.  Within your disclosure, please ensure that you clarify which loans types you use the present value of expected future cash flows discounted at the loan’s effective interest rate, observable market price, if available, or the fair value of the collateral.

Response:

As of December 31, 2009, the Company’s loan portfolio consisted of 227 loans with an average balance of approximately $40 million.  Due to the size and diverse nature of the Company’s portfolio, the Company evaluates loans for impairment individually rather than grouping various types of loans.    Additionally, over 95% (based on outstanding principal balance) of the Company’s impaired loans are collateral dependent and impairment is measured for these loans based on the fair value of the collateral.  Impairments on a small number of loans designated as troubled debt restructurings are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

To address the Staff’s comment, in future filings the Company will include the following enhanced disclosure in Note 3 — Summary of Significant Accounting Policies, Reserve for loan losses:

The asset-specific reserve component relates to reserves for losses on impaired loans.  The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. This assessment is made on a loan-by-loan basis each quarter based on such factors as payment status, lien position, borrower financial resources and investment in collateral, collateral type, project economics and geographical location as well as national and regional economic factors.  A reserve is established for an impaired loan when the present value of payments expected to be received, observable market prices, or the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) is lower than the carrying value of that loan.

Substantially all of the Company’s impaired loans are collateral dependent and impairment is measured using the estimated fair value of collateral, less costs to sell.  The Company generally uses the income approach through internally developed valuation models to estimate the fair value of the collateral for such loans.  In more limited cases, the Company obtains external “as is” appraisals for loan collateral, generally when third party participations exist.  Valuations are performed or obtained at the time a loan is determined to be impaired and designated non-performing, and they are updated if circumstances indicate that a significant change in value has occurred.  In limited cases, appraised values may be discounted when real estate markets rapidly deteriorate.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”).  A TDR occurs when the Company grants a concession to a borrower in financial difficulty by modifying the original terms of the loan.  Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Note 4 — Loans and Other Lending Investments, net, page 73

3.               Please revise your disclosures to present the amount of loans and the amount of specific reserve calculated based on discounted cash flows, observable market price or fair value of collateral.  For your collateral dependent loans, please disclose:

a.              How often updated third party appraisals are obtained and how this impacts the amount and timing of recording your loan loss provisions and charge-off’s;

b.              Whether and why you make any adjustments to appraisals including any made as a result of outdated appraisals;

c.               The type of appraisals you use to measure impairment such as “retail value” or “as is” value; and

d.              In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal has not been updated, disclose your processes and procedures for estimating the value of the collateral for those loans.

Response:

As of December 31, 2009, over 95% of the Company’s impaired loans were collateral dependent and the amount of impairment for these loans was measured based on the fair value of the loans’ collateral.  Additionally, over 98% of total specific reserves related to loans where impairment was measured based on the fair value of the loans’ collateral.  To address the Staff’s comment, in future filings the Company will revise its disclosure to include the following within footnote (2) to the summary of the Company’s loans and other lending investments table of Note 4:

Substantially all of the Company’s impaired loans are collateral dependent and impairment has been measured using the fair value of collateral less costs to sell.

Additionally, substantially all of the Company’s specific reserves relate to loans where impairment was measured based on the estimated fair value of the loans’ collateral.

In respect to Comments 3a-d, the Company utilized external appraisals for approximately 10% of its impaired collateral dependent loans, based on outstanding principal balance as of December 31, 2009.  The collateral values for the remainder of the loans were generally estimated using the income approach through internally developed valuation models.  The Company believes it has addressed the Staff’s Comments in its proposed additional disclosures outlined in its response to Comment 2 and believes it is appropriate to include this disclosure in Note 3 to the Consolidated Financial Statements as follows:

Substantially all of the Company’s impaired loans are collateral dependent and impairment is measured using the estimated fair value of collateral, less costs to sell.  The Company generally uses the income approach through internally developed valuation models to estimate the fair value of the collateral for such loans.  In more limited cases, the Company obtains external “as is” appraisals for loans, generally when third party participations exist.  Valuations are performed or obtained at the time a loan is determined to be impaired and designated non-performing, and they are updated if circumstances indicate that a significant change in value has occurred.  In limited cases, appraised values may be discounted when real estate markets rapidly deteriorate.

*              *              *              *              *

In regards to the Form 10-K, we acknowledge the following on behalf of the Company as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff’s comments.  If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ David DiStaso

David DiStaso
Chief Accounting Officer (principal financial officer)

cc:           Kathleen L. Werner, Clifford Chance US LLP

cc:           John Gottfried, PricewaterhouseCoopers LLP